EXHIBIT A OFFERING MEMORANDUM PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C) August 9, 2024

Zirconia Inc.

Up to $5,000,000 or up to 5,000,000 shares of Class A Common Stock, plus, up to 2,100,000 "Bonus Shares"

available to early investors for no additional consideration

Target Amount: $10,000

Minimum Investment: $1000.00

Zirconia Inc, ("Zirconia", the "Company," "we," "us", "Issuer" or "our"), is offering up to $5,000,000 worth of Class A Common Stock of the Company (the "Securities" or "Shares") at a price of $1.00 per Share, which will include a 2.5% additional charge on investments (the "Investor Fee") not to exceed $73,890 Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The minimum target offering is $10,000.80 (the "Target Amount") (collectively, the "Offering"). The Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by August 12, 2025 (the "Target Date").

Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Target Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process after August 13, 2024, will be permitted to increase their subscription amount at any time on or before the Target Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after August 11, 2025. If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$ 1,000.00	$ 85.00	$ 915.00
Investor Fee	$ 15.00		
Aggregate Maximum Offering Amount	$ 5,000,000.00	$ 425,000.00	$ 4,575,000.00

(1) DealMaker Securities LLC charges commissions of eight percent (8.5%) of the Offering proceeds including the Investor Fee. This excludes fees to the Issuer's advisors, such as attorneys and accountants. Also, excludes $7,500 in activation fees and $2,000 per month subscription fee for account management and software access payable to Intermediary. There are other marketing service fees and transfer agent fees for services provided by affiliated entities to the Intermediary, whereby activation fees of $32,500 and monthly fees of $10,000 are compensation for those services.

(1) DealMaker Securities LLC charges commissions of eight- and one-half percent (8.5%) of the Offering proceeds including the Investor Fee. This excludes fees to the Issuer's advisors, such as attorneys and accountants. Also, the total shown above excludes $7,500 and $2,500 of activation fees, and $2,000 per month subscription fee for account management and software access payable to Intermediary. There are other marketing service fees and transfer agent fees for services provided by affiliated entities to the Intermediary, whereby activation fees of $32,000 and monthly fees of $10,000 are compensation for those services.

(2) Each investor will be required to pay an Investor Fee to the Company to help offset transaction costs equal to 1.5% per investment, not to exceed $60.00 per investment. This fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $1000.00 minimum investment amount per investor. Investments will have a maximum Investor Fee of $60.00. Any investment above $4,000 will not have an Investor Processing Fee included.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through our

intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering: (1) Is organized under, and subject to, the laws of a State or territory of the United States or the State of Delaware; (2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d)); (3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c)); (4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a); (5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and (6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

Company Overview

Zirconia is ending the concrete corrosion cycle: **Construct - Corrode - Demolish - Repeat.**

Ending Concrete Corrosion - Zirconia's mission is to provide the highest performing coatings for the longest lasting protection and sustainability of concrete infrastructure. Zirconia's CeramycGuard, an inorganic coating technology, transforms the surface layer of concrete into a skin of granite which ends concrete corrosion - doubling, tripling, or quadrupling the life of the concrete structure, while solving a trillion dollar annual problem.

This is Roman Cement technology reborn as a nano-ceramic coating that restores, protects, and preserves the concrete surface. Since corrosion happens from the surface inward, once the corrosion process is stopped, the concrete asset becomes virtually immortal.

The Problem: Concrete around the world suffers from various forms of corrosion from some well know causes. The main cause of corrosion is from salts, atmospheric carbonic acid (carbonation), freeze-thaw cycles (weathering) and biological corrosion from organic acids produced from living organisms like bacteria. Eventually structural damage occurs, and the structure loses integrity and must be renovated, or demolished. However, concrete is chemically unstable and quite porous (vulnerable) to corroding chemical ingress. So, concrete corrodes away in just a few decades (best case), and sometimes just a few years (worst case), creating a trillion dollars in cumulative damage, as well as the structural collapse of many concrete assets like bridges, interrupting economic activity, while also substantially damaging our quality of life and our shared environment.

The Company - Zirconia Inc. is a materials technology company that uses advanced nano-scale ceramic elements to produce high-performance, long-lasting, eco-friendly ceramic coatings. This inorganic coating technology was derived from a study of ancient Roman Cements and why they lasted for thousands of years (ex. Pantheon, Coliseum). This nano-ceramic coating technology, called a Ceramic Surface Treatment (CST), restores, preserves, and protects concrete from corrosion, wear, and decay indefinitely. Zirconia is the first to make a ceramic polymer coating that cures and chemically bonds to concrete at room temperature, no kiln is needed.

In doing so, we are saving trillions of dollars, preserving economic activity, preserving our modern lifestyle, and stopping the destruction of our climate.

- Zirconia's Ceramic Surface Treatment (CST) coating technology stops concrete corrosion, solving a trillion-dollar annual problem, while saving the infrastructure modern civilization relies on to support our quality of life.

- **Roman Cement Reborn:** Zirconia's nano-ceramic coatings are basically nano-scale Roman Cements (alumina-silicate polymers), which are in fact analogs of granite. Roman cements have a lifespan in the thousands of years.

- CST coatings form a **skin of granite** over concrete, restoring and preserving concrete from corrosion, and preserving concrete infrastructure indefinitely. This means saving, bridges, dams, water treatment, wastewater, and sanitation infrastructure and more...

- **Ending Concrete Corrosion** means saving the climate from massive CO_2 emissions from the prevention of concrete and steel manufacture for reconstruction of the same assets over and over again. **The greenest concrete structure is one that does not need rebuilding.**

Saving our Climate - A few details: Replacing major concrete and steel assets produces enormous volumes of carbon dioxide that are toxic to our climate. So, by saving existing infrastructure, Zirconia can prevent trillions of pounds of additional CO_2 from being poured into our atmosphere from the production of concrete to rebuild infrastructure. Concrete production (8-9%) *and placement (*3%) add to about 11% of global CO_2 emissions. So, saving what we have, by increasing the durability and longevity of existing concrete infrastructure will help preserve the earth's climate health.

In real numbers, one trillion dollars-worth of concrete (est. today's dollars, 75$/cubic yard) equates to roughly 53 trillion pounds of CO_2, or 24 billion metric tons of CO_2 emissions saved.

Current Development Stage

The company has over $750,000 in sales since inception, and is actively producing and selling CST coatings and related products (below) that restore and protect concrete from corrosion. Concrete is our beachhead market given the enormous size of this market, and low functioning competition which gives us market advantage.

- Successfully developed CST coatings for concrete
- Successfully developed CST coatings for steel and galvanized steel
- Successfully developed CST Solar Reflective coating technology
- Developed large volume production engineering specifications
- Partnership with an established toll blender for contract production
- Partnership with multiple distribution partners
- In negotiations with large scale corporate partnerships inside and outside of USA

Competition

We currently consider old organic technologies from the 1950's like epoxy and polyurethane coatings our competition, as they are what the market uses for some limited forms of infrastructure preservation (indoors mostly). These technologies are commonly understood in the construction industry. However, due to their organic composition, they are in fact, fundamentally different in composition and performance. Organic coatings rely on *adhesion* (stickiness), which is a weak and temporary chemical state. Unlike Zirconia's CST coating technology, they are not able to chemically bond to inorganic surfaces. So, they debond from the concrete surface, and do not provide long-term asset preservation, nor is long-term asset preservation generally expected from organic coatings. Also, these coatings cannot be used outdoors on dams, canals, etc. with any level of effectiveness, as ultraviolet light and humidity destroy the adhesive state, and the coatings simply fall away from the surface of concrete very rapidly. So, while these older technologies are our competition, they work only in limited ways, and cannot be used to effectively preserve infrastructure outdoors on concrete.

Ceramic Surface Treatments are inorganic polymers, sometimes called geopolymers, which are alumina-silicate polymer chemistry. As of this writing, March 31, 2024, Zirconia is not aware of other providers of inorganic *coatings* of the kind we produce. We are aware of several companies that manufacture geopolymer mortars, which are thick cementitious materials designed for pipe lining, crack repair and concrete surface repair. However, these are not competition for Zirconia.

Future Roadmap

Zirconia plans to establish dominance in the concrete corrosion prevention and restoration marketplace in the USA, UK, EU, and Gulf Coast Countries. Our current US toll blending capacity is over $50,000,000/year. Likely, we will develop other production capacity outside the USA to meet volume demand. However, we will continue to make the "secrete sauce" powder here in the USA by building additional production lines at our current toll blending facility. We intend on maintaining a "Coca Cola type business model", where our ceramic powder matrix (e.g., secret sauce) is made at our US toll blender and shipped to other countries where the more generic liquid binder solution can be made locally and added. This model has many advantages in terms of accessing markets, partnerships (GCC countries especially), and acquisition of capital.

After reaching ten million dollars in sales, we will release our coating technology for solar reflectance (for concrete surface), and at a yet to be determined date, release our anti-corrosion coatings for steel and galvanized steel preservation. The end goal is to be the global leader in the manufacture and sales of Ceramic Surface Treatments.

Intellectual Property:

Zirconia's patented Ceramic Surface Treatment coatings solve significant problems in global infrastructure construction, repair, and renovation that cannot be accomplished by other current technology. They stop corrosion at the surface, while also addition additional durability factors that further extend the life of the concrete or steel asset.

Zirconia's main patent for CST coatings on concrete and steel is good until 2031 (US 8,197,593). Zirconia received two additional patents for corrosion prevention coatings on steel (US 11,858,091) and galvanized steel (US 11,859,090) ceramic in November 2023.

Additionally, Zirconia also has technology for heat reflective coatings which reflects infrared heat away from buildings cooling them dramatically. This new CoolColors™ coating technology has a 99% Solar Reflective Index (SRI), meaning it has excellent surface cooling properties. This patent is pending.

Zirconia Inc Formation:

Zirconia was initially formed as Zirconia LLC in the state of Washington on September 2, 2016, and converted into a Delaware corporation on May 19, 2017.

Sales Model

Zirconia has a business-to-business (B2B) sales model. Our direct sales strategy utilizes independent sales representatives and select distributors in strategic markets, which is the lowest cost sales platform with the highest degree of profitability.

We are currently focused on finding channel partners in each area of infrastructure, including: dams, bridges, commercial construction (condominium repair), etc. We want major firms with more resources selling into their existing markets, and to existing customers. Having select channel partners will allow us to grow faster with less overhead, and also be more valuable at a future exit event.

Currently, within the USA, we are in talks with two major coating companies related specifically to bridges and wastewater infrastructure. Details to be forthcoming in updates.

Distribution outside of the USA:

1. Distributor in UK, Haydale. This distributor is focused on wastewater and heavy infrastructure, tunnels, and bridges, etc. We have several water treatment projects and other industrial projects in the sales funnel currently from Haydale.

2. Distributor in Saudi Arabia, Permanent Coating Solutions. We have met with major oil/gas firms like Aramco, Sabic and Sipchem (recently purchased by Aramco), and we are looking forward to performing trials later in 2024 as a result. Sipchem will likely be the first.

3. Zirconia has signed an agreement with Preserve Materials Science Inc., a new company that is in the process of connecting Zirconia with major channel partner sales opportunities. These partnerships will be in the UK, EU, and Gulf Coast Countries, and will focus on direct relationships with big construction firms, construction materials firms, oil/gas companies, and civil water treatment utilities. Product will be sold directly into construction projects, directly to existing clients, or into operations and maintenance activities. Zirconia will own 15% of this new entity which will be formally formed at a future date. The exact location is currently being debated, based on trade agreements with the USA. This strategic partnership allows Zirconia to expand sales and business relationships with billion-dollar firms at the C-Suite level.

Finally, our manufacturing uses efficient toll blending of our "secrete sauce" ceramic powder, meaning a few key staff can manufacture large product volumes with low labor and overhead costs. So, we are ultra-efficient in terms of both manufacturing and sales.

Unique Warranty - Sales Advantage

Zirconia is the only company that we are currently aware of that offers a "**Bottom-up, No Disbondment Warranty**" up to 25 years. This unique warranty ensures the customer that our product will not flake, peel, debond, or delaminate from the concrete surface in any manner, as it becomes chemically bonded and integral with the cement binder. Uniquely, due to the ability of our CST coating technology to chemically bond with the surface of concrete, and form a chemically bonded composite, the CST coating is not able to debond in any case. So, Zirconia is able to turn this performance feature into a helpful sales tool.

At the same time, purely organic-based coatings cannot chemically bond to inorganic surfaces, giving Zirconia a significant competitive advantage.

Production:

Zirconia has been using a toll blender facility in the USA with 40 years of experience and an ISO 9001 Quality Management System. Our toll blender has decades of experience with ceramic engineering and nano-scale particle engineering. Zirconia has performed most of the process engineering between 2019 and 2020, with some minor improvements in 2022. Current capacity of production on a single day shift is an estimated $50,000,000.

We have begun discussions for a second line of production to accommodate additional sales volumes in 2025. Should partnerships and or/IP related distribution agreements come to fruition in 2024, will have the capacity to ramp up production volume at the current US based location.

We anticipate continuing to product the powder element of our coating at this current facility, in order to maintain ownership of intellectual property.

Go-to-Market Strategy

Corrosion prevention and repair is an enormous market, both in America and globally, equating to approximately 3% of global GDP, or 3.15 trillion in 2023 on a total GDP of 105 trillion (International Monetary Fund's (IMF) World Economic Outlook 2023 report). Zirconia is selling into markets where we can solve the most severe problems with concrete corrosion. Salts cause the most damage, accelerating concrete decay, but carbonation and weathering are also a major problem on aging infrastructure.

Zirconia's CST coating technology addresses structures in both the general construction marketplace (ex. condominiums, industrial buildings, parking garages, docks) and infrastructure marketplace (ex. dams, bridges, water treatment, wastewater infrastructure). Some examples include the following:

Salt corrosion in Southern Florida: Zirconia has received a Notice of Approve from Miami Dade County as salt corrosion prevention coating ("anti-salt corrosion barrier") on concrete. This means we will be the first CST coating to address salt corrosion on major infrastructure like condominiums and parking garages in southern Florida.

Salt corrosion of bridges is also devastating around the southern tip of Florida, where bridges are destroyed by salt related concrete corrosion and subsequent steel spalling and loss of structural strength, in as little as 20 or 30 years (according for Florida DOT). The rest of the Gulf states also suffer from warm salty air which attack concrete structures, accelerating decay.

In general, the market for salt corrosion prevention and repair represents a very large blue ocean market for Zirconia.

Salt corrosion in the Middle East: Accelerated salt corrosion is also a major cause of asset failure in the Middle East, where sea water is used for cooling industrial infrastructure, and, for desalinization to make fresh water. Accordingly, we anticipate working with the major oil and gas companies, in addition to state municipal water providers. In the Gulf Coast countries, a very hot climate and salty air corrode much of the concrete structures that are near the ocean where most of the population resides. So, sales targets within this market are diverse. While, Zirconia will be focused mostly on industrial infrastructure, we expect multiple opportunities to come forward given the extreme need for salt corrosion protection of buildings and infrastructure of all kinds.

Aging infrastructure - USA: Much of the major infrastructure, like dams and bridges, in the USA is near or beyond its engineered lifespan, creating vast opportunities for Zirconia's technology to renovate and restore concrete due to corrosion related to carbonation and weathering. Infrastructurereportcard.org gives dams a D grade, and bridges a C grade, meaning there is lots of renovation work needed - much of it related to concrete corrosion. (Out of the 18 infrastructure categories on the infrastructurereportcard.org, 11 are "D" grades. Which means infrastructure is in exceptionally poor condition as a whole.)

In addition to the massive problem with aging infrastructure, concrete infrastructure suffers from chemical and physical attack and degradation in multiple market sectors, which Zirconia's CST coating technology can fix, including:

- Chloride attack in freshwater treatment facilities, which eats the concrete away fast, diminishing cities' ability to manufacture fresh water.
- Biological attack from Microbially Induced Corrosion (MIC) in wastewater and sewage treatment facilities, which dissolves concrete from the conversion of hydrogen sulfide (H2S) gas to sulfuric acid (H2SO4).
- Physical erosion of concrete due to flood control in mountain areas, including from the massive "atmospheric rivers" in California which are now creating pressure on aging water infrastructure.
- Also, hydroelectric dams which produce "clean" electricity, have interior sections gutted by water pressure erosion and age, and are in desperate need of new technologies to make the structures more durable.

Accordingly, in the USA, Zirconia's go to market strategy has been focusing both on (1) corrosion repair and prevention, and also on (2) increasing the durability of concrete infrastructure with our advanced ceramic coatings and composite coating systems. Accordingly, Zirconia's marketing has been focused on general construction and infrastructure renovation since Q2 of 2023. This has opened up major opportunities for sales in these markets in 2024, for example, we now have 5 dam projects moving forward.

Note: Pivoting away from Industrial Floor Coatings: The floor coating markets, especially around food manufacturing, has provided great deal of learning and opportunities for coating technology IP advancement. So, this market has been a good entry market, allowing us to evolve as a company, as we step up into the larger building and infrastructure preservation markets. We will continue to provide our superior solutions for industrial floor coatings, to select clients. However, the larger markets for corrosion prevention and repair related to infrastructure offer Zirconia the type of large-scale sales, profitability, and environmental impact that our investors are looking for. So, this is where we are now focusing.

Perks

A. Existing Investors

Existing Investors will receive a 15% share bonus. This bonus can be combined with other bonuses.

B. Time-based perks* incentives will include the following:

	Days from Beginning	
Time Bonus	zero to five	25%
	five to fifteen	20%
	fifteen to thirty	15%
	thirty to sixty	10%

C. Amount-based perks will include the following:

Tier 1: Invest $1,000+ and receive 0% Bonus Shares
Tier 2: Invest $1,500+ and receive 3% Bonus Shares
Tier 3: Invest $2,500+ and receive 5% Bonus Shares
Tier 4: Invest $4,000+ and receive 10% Bonus Shares
Tier 5: Invest $10,000+ and receive 15% Bonus Shares
Tier 6: Invest $25,000+ and receive 20% Bonus Shares
Tier 7: Invest $50,000+ and receive 25% Bonus Shares

Amount Bonus		
Tier 1	$ 1,000.00	0
Tier 2	$ 1,500.00	3%
Tier 3	$ 2,500.00	5%
Tier 4	$ 4,000.00	10%
Tier 5	$ 10,000.00	15%
Tier 6	$ 25,000.00	20%
Tier 7	$ 50,000.00	25%

  * Time-based Perks begin on the day this offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("EDT") on the 5th day (03:59 am Coordinated Universal Time ("UTC") on the 6th day) following the Launch Date. Day 5 begins at the previous period's conclution and concludes at 11:59 pm EDT on the 15th day (03:59 am UTC on the 16th day) following the Launch Date. Day 15 begins at the previous period's conclusion and concludes at 11:59 pm EDT on the 30th day (03:59 am UTC on the 31st day) following the Launch Date. Day 30 begins at the previous period's conclusion and concludes at 11:59 pm EDT on the 60th day (03:59 am UTC on the 61st day) following the Launch Date.

The Team

Officers and Directors

Name: Benjamin Cook
Position: Founder & CEO
Service Dates: September 2016 - Present
Responsibilities: Overall responsible for the Company's strategy and direction.
Position: Board Chair
Service Dates: May 2017 - Present
Responsibilities: Makes decisions on issues that require Board of Director's approval.

Name: Paul Benedetto
Position: Chief Financial Officer (part time)
Service Dates: May 2017 - Present
Responsibilities: Manage the Company's accounting and financial strategy
Position: Board Director
Service Dates: May 2017 - Present
Other Business Experience (Past Three Years):
Employer: Accelerated Practices Group
Title: President
Service Dates: Professional Management & CFO Consulting
Responsibilities: CFO for hire services for high-tech and manufacturing companies

Team Biographies

Benjamin Cook
CEO, Founder, Board Chair

Benjamin is a serial entrepreneur with exit experience who focuses on breakthrough technologies that positively impact global sustainability. Benjamin has been developing businesses for 30 years, which have included environmental labs, environmental consultancies, import of green building materials, and development of green cements for large-scale infrastructure applications. He last founded GeoTree Technologies Inc., a green-tech infrastructure repair firm which was sold for a 5x return to investors. Mr. Cook holds a degree in Conservation and Resource Studies from UC Berkeley, and an MBA from Pinchot University in Sustainable Business. Benjamin has worked on various boards of directors, including currently as the Board Secretary at Adaptive Symbiotic Technologies, a sustainable agriculture firm.

Paul Benedetto
Chief Financial Officer, Board

Paul's financial management experience, including years of accounting at major firms like PWC, and working as a serial CFO at several high-growth manufacturing companies, makes him an ideal fit for Zirconia. In addition to getting the numbers right, he is a great negotiator and skilled strategist in all aspects of business, including financial, operations and personnel. Paul also has experience with mergers and an acquisition. Paul is part-time, but contributes regularly, managing our financial reporting, taxes, and other financial matters. Paul holds a dual degree in Accounting and Finance from the State University of New York, Buffalo.

Will Fultz
National Sales Manager

Will has over 20 years of experience working in a sales and product development capacity. The primary focus in his career has been either selling or developing protective coatings and multi-component products for construction or maintenance projects. He has served the following industries working in this capacity: warehouse & storage, conventional power, nuclear power, bridge & highway, vertical commercial construction, oil and gas pipelines, coal preparation plants, metals and mining, OEM, and steel fabrication. Will has also received numerous sales awards for his performance in his career from Fortune 500 and other top manufacturers.

Jad Costandi
General Manager and Process Engineer
Jad manages multiple roles, including all aspects of production and manufacturing. He manages projects, trains contractors, and provides quality control oversight at project conclusion. He also handles logistics and sales support. Jad has a strong background in materials, fabrication, and quality control. He holds a degree in Mechanical Engineering from the University of Washington.

Kurt Peterson
Technical Sales Manager
Kurt has years of technical training and management in the industrial, automotive, and consumer coating industries. Kurt manages sales support and installer training, working to ensure the success of projects. He takes pride in helping businesses overcome challenges and provide a safer, more productive environment for the situation at hand. Mr. Peterson has a degree in Communications from the University of Minnesota, Duluth. (current status: on medical leave)

Employees

There are currently 4 employees.

Risk Factors

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering equity in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for ceramic coatings for ending concrete corrosion, and industrial coating systems.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that Intermediary instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We are an early stage company and have limited revenue and operating history

The Company has a short history. If you are investing in this company, it's because you think that Zirconia's products and technologies are good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.
Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it may be that the Company's value will be materially and adversely impacted.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

Even though we are not an internet-based business, we may still be vulnerable to hackers who may access our proprietary data. Generally, any cyber-attacks on Zirconia Inc. could disrupt our business and materially negatively impact our financial condition and business.

Risks and Disputes from Crowdfunding and International Fundraising

We are exposed to risks and disputes related to a large number of crowdfunding investors and international fundraising activities. Due to the large number of investors brought in by crowdfunding, our business activities may be disrupted by claims or disputes brought by our investors. We are also exposed to risks and disputes associated with international fundraising activities, and with international investors or their shareholders.

The offering price in this offering may not represent the value of our securities.

The price of the securities being sold in this offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results, or any other established criteria of value. Prices for our securities may not be indicative of the fair market value of our securities now or in the future.

We may not be able to manage future growth effectively.

If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management, and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline, and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

Previous Offerings of Securities

Type of security sold: Preferred Stock
Final amount sold: $1,181,244
Number of Shares: 5,098,712
Use of proceeds: Equipment, raw goods, personnel costs, general operations
Date: December 14, 2020
Offering exemption relied upon: 506(b)
Name: Series Seed-1

Type of security sold: Preferred Stock
Final amount sold: $475,000
Number of Securities Sold: 1,537,257
Use of proceeds: Raw goods, personnel costs, general operations
Date: July 10, 2021
Offering exemption relied upon: 506(b)
Name: Series Seed-2

Type of security sold: Preferred Stock
Final amount sold: $125,000
Number of Securities Sold: 404,665
Use of proceeds: Raw goods, personnel costs, general operations
Date: August 12, 2021
Offering exemption relied upon: 506(b)
Name: Series Seed-3

Name Reg CF
type of security sold: Common Stock
Final amount sold: $681,436
Number of shares sold: 752,171
Use of proceeds: Raw goods, salaries, sales/marketing, general operations
Date: November 22, 2022
Offering exemption relied upon: Reg CF
Name: Series CF-1

The Company's Securities

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Common Stock

The number of equity securities authorized is 40,000,000 common shares   11,199,906 shares outstanding as of December 31, 2023.

Voting Rights

All Shareholders of Common Stock) are entitled to one vote for each share of Common Stock held at all meetings of stockholders.

Material Rights

Voting Rights of Securities Sold during the previous Crowdfunding Reg CF raise.

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dilution

Investors should understand the potential for dilution. The investor's stake in a Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares, or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 7,040,634 outstanding as of December 31, 2024.

Voting Rights

Holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock.

Material Rights

Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter or change the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock (it being understood that the authorization or issuance of shares of a new series of preferred stock that is senior to or pari passu with the Series Seed Shares will not be deemed to adversely affect the Series Seed Shares if the rights, preferences, privileges or restrictions of the Series Seed Shares are not otherwise affected);

(b) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(c) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(d) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement, or commitment upon obtaining the approval required

Stock Option Plan

The Company currently operates a stock option plan (the "Zirconia Inc Stock Option Plan" or "the Plan"). As of December 31, 2023, 2,500,000 shares are authorized to the Plan, with 1,018,326 remaining share grants available for future issuance.

Transferability of Securities

Pursuant to Regulation Crowdfunding, for a year, the securities can only be resold:

- In an IPO;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation

The Company set its current pre-money valuation of $25,000,000 based on a market comparative approach, which included below methodology, as well as modifying factors:

1.   Public company data (market capitalization / financial results (price to sales, price to gross profit, price to EBITDA).
2.   A matrix of low, high, and weighted average calculated.
3.   This matrix then applied against Zirconia proforma figures (sales, gross profit, EBITDA)
4.   Each valuation approach then averaged.

A weighted average of valuation of current international coating companies, including: Sherwin-Williams, PPG, Akzo Nobel, RPM Int., and Masco.

Additionally, other modifying factors were also considered, including:
1.   The strength of the management team
2.   Technology, products & patents, including two additional patents issued Q4 2023
3.   Size of the opportunity (3 trillion annual TAM)
4.   Capacity for core technology to expand into new intellectual property
5.   Competitive environment (first mover position)

According to the company's current sales projection, sales revenue for 2024 is estimated to be around $2.4M; resulting in an EBITDA of $693,000M (EBITDA 29%). Anticipating volume efficiencies as the company expands sales via new channel partnerships, and as Zirconia penetrates new market sectors, we project revenue at $50,000,000 in sales by 2027, resulting in $23,500,000 in EBITDA (EBITDA 47%).

Our focus is driving sales - specification and adoption. Once we hit revenue levels above $20 million, we believe a robust exit constellation will present itself. We have currently forecasted a 5-year plan, but this timeline could be accelerated much quicker based on traction on various sectors (e.g., Renovation Specification for Dams/Bridges, Saudi Arabia (salt corrosion repair/prevention), Miami-Dade County, Florida (salt corrosion repair/prevention).

Special note: Zirconia just received its Notice of Approval in Miami Dade County for a salt-corrosion prevention coating. We believe this is a first of its kind designation in the United States, which gives us special sales and marketing position within the USA and beyond.

The company set its pre-money valuation internally without a formal third-party independent evaluation. The premoney validation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock, all outstanding options and any shares reserved for issuance under a stock plan are issued, and all outstanding warrants are exercised.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

The following discussion of our financial condition and results of operations should be read in conjunction with our audited financial statements covering fiscal years 2022 and 2023 and the related notes.

Operating Results

Zirconia management decided in late 2023 to pivot the direction of sales away from industrial flooring, and toward the market for fighting concrete corrosion on buildings/structures in general construction and infrastructure. Concurrent with this this pivot in sales direction has been a lag in sales, and accordingly revenue, which was expected. The market response to this new sales and marketing focus has been quite positive. It has resulted in approximately one million dollars' worth of demand in our sale funnel, after just six months of focused marketing, which is quite fast for the construction marketplace. We believe this result validates our current sales and marketing direction which is focused on "ending concrete corrosion".

Zirconia experiences headwinds in late 2022 and early 2023 that were not expected. Revenue for fiscal year 2023 was $61,363, which was only 20% of revenue compared to fiscal year 2022, which was $304,901. In late 2022, Zirconia lost our biggest client, Amazon Cloud, due to the redesign of their server farm buildings, and elimination of the portion of the building we were coating with our industrial floor CST coating system. This reduced our income substantially in 2023, with three large projects canceling abruptly, each worth over $110,000. Also, we lost our head of sales to an auto accident in late 2022, and our CTO and cofounder, Mr. Balaguru, to illness related to Covid-19 in early 2023. This put downward pressure on selling and sales support while a new head of sales was scouted for, and eventually hired in January of 2024.

In summary, Zirconia has had some good success in the industrial concrete floor coatings market, and has developed unique technologies that will serve the company well in the long-term as it relates to our "ending concrete corrosion" focus. However, this market did not produce the level of profitability or client uptake hoped for in 2023. Due to the continued labor and skill shortages, and shrinking construction market, as well as low-risk tolerance for adopting new technologies, we feel that pivoting away from industrial floor coatings, and toward an anti-corrosion focus is where our technology will be more broadly accepted, and where our markets will produce the types of large-scale revenues our investors are looking for. Also, not incidentally, this is where our technology manifests its greatest environmental benefits, reducing climate gases dramatically, which is also what our investors want to see.

Litigation

We are not involved in any litigation, and our management is not aware of any pending or threatened legal actions relating to our intellectual property, conduct of our business activities, or otherwise.

Properties

We do not own any real estate or significant assets besides our intellectual property.

Cash Balance and Debt

As of December 31, 2023, Zirconia had a total cash balance of 156,932 in the bank.

Our current burn rate is less than $30,000/month. We have approximately 5 months cash. However, we have major projects coming in, so we estimate we will have sufficient cash resources through the end of 2024.

Zirconia has a minimal debt load, including the following:

Creditor: Citi Costco Anywhere Visa (25,000 line of credit)
Amount Owed: $22,531.00
Interest Rate: 15.24%
Maturity Date: June 17, 2021

Creditor: SBA EIDL Loan
Amount Owed: $6,700.00
Interest Rate: 1.0%

Creditor: Dr. P. Balaguru
Amount Owed: $80,000.00
Interest Rate: 0.0%
This debt is owed to Dr. Balaguru for the transfer of our primary patent to Zirconia Inc.

Principle Shareholders

Title of class: Common Stock
Stockholder Name: Benjamin Cook
Amount and nature of Beneficial ownership: 4,997,000
Percent of class: 24.08

Title of class: Common Stock
Stockholder Name: Balamuralee Balaguru
Amount and nature of Beneficial ownership: 5,000,000
Percent of class: 24.09

Related Party Transactions

The company has not conducted any related third-party transactions.

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering (not including proceeds from the Investor Fee) in the following manner:

If we raise the Target Offering Amount of $10,000.00, we plan to use these proceeds as follows:

Purpose or Use of Funds	Percentage of Proceeds
Dealmaker Platform Fees	100.00%

If we raise the maximum amount of $5,000,000.00, we plan to use these proceeds as follows:

Purpose or Use of Funds	Percentage of Proceeds
Dealmaker Commission Fees (Excluding Investor Fee and other expenses[1])	8.50%
Sales and Marketing	23.00%
Business Development	20.00%
Raw Goods	12.00%
Operations and Administration	25.00%
Working Capital	11.50%

[1] In addition to the 8.5% commission, Intermediary will receive a $7,500 one-time activation fee, and monthly fees of $2,000 while the offering is on-going. There are other marketing service fees and transfer agent fees for services provided by affiliated entities to the Intermediary, whereby activation fees of $32,500 and monthly fees of $10,000 are compensation for those services.

The identified uses of proceeds above are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

Disqualification
No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance Failure
The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this offering. The restrictions require the Company to approve before any transfer may be made.

OTHER INFORMATION

Bad Actor Disclosure
None

Platform Compensation: As compensation for the services provided by DealMaker Securities LLC ("Intermediary"), the Company is required to pay to Intermediary a fee consisting of eight and one half percent (8.5%) commission based on the dollar amount of the securities sold in the Offering, including the Investor Fee and paid upon disbursement of funds from escrow at the time of a closing, as well as additional usage fees. The commission is paid in cash. In addition, Intermediary will receive a $7,500 one-time activation fee, and monthly fees of $2,000 while the offering is on-going. There are other marketing service fees and transfer agent fees for services provided by affiliated entities to the Intermediary, whereby activation fees of $32,500 and monthly fees of $10,000 are compensation for those services.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than 120 days after its fiscal year-end.

The Company must continue to comply with the ongoing reporting requirements until:

the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000; the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record; the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Invest

Information Regarding Length of Time of Offering

Investment Confirmation Process
In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the issuer upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five

(5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Target Date.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the Offering Date or Revised Target Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their securities from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its offering Target Amount, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If Company makes a material change to the offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates
Information regarding updates to the offering and to subscribe can be found at invest.zirconiainc.com, and the annual report will be available within 120-days of its fiscal year end, as required by Regulation CF.